Exhibit 99.1

QIWI ANNOUNCES THIRD QUARTER 2013 RESULTS

Adjusted Net Revenue Increases 49% to RUB 1,622 Million

Adjusted Net Profit Increases 56% to RUB 605 Million, or RUB 11.63 per share

QIWI Raises 2013 Guidance

Board of Directors Approves Dividend of 32 cents per share

MOSCOW, RUSSIA – November 19, 2013 – QIWI plc, (NASDAQ: QIWI) today announced results for the third quarter ended September 30, 2013.

Third Quarter 2013 Operating and Financial Highlights

•	Adjusted Net Revenue increased by 49% to RUB 1,622 million ($50.2 million) from RUB 1,086 million in the prior year period.

•	Adjusted EBITDA increased by 46% to RUB 793 million ($24.5 million) from RUB 542 million in the prior year period.

•	Adjusted Net Profit increased by 56% to RUB 605 million ($18.7 million), or RUB 11.63 per share from RUB 389 million or RUB 7.48 per share in the prior year period.

•	Visa QIWI Wallet active accounts increased by 53% to 15.0 million from 9.8 million in the prior year period.

•	Visa QIWI Wallet payment volume increased by 63% to RUB 64.1 billion ($2.0 billion) from RUB 39.4 billion in the prior year period.

•	QIWI Distribution payment volume increased by 12% to RUB 133.3 billion ($4.1 billion) from RUB 118.7 billion in the prior year period.

“We are pleased to report another strong quarter,” said Sergey Solonin, QIWI’s chief executive officer. “Our third quarter performance is the result of the continued successful execution of our growth strategy, and the value of our differentiated payments network and solutions to our customers.” “We remain excited by the many opportunities ahead for QIWI and will continue to invest for long-term growth.”

Third Quarter 2013 Results

Revenues: Adjusted Net Revenue for the quarter ended September 30, 2013 was RUB 1,622 million ($50.2 million), an increase of 49% compared to RUB 1,086 million for the third quarter of 2012. Adjusted Net Revenue excluding revenue from fees for inactive Visa QIWI Wallet accounts increased 42% compared to the same period in the prior year.

QIWI Distribution net revenue for the quarter ended September 30, 2013 was RUB 835 million ($25.8 million), an increase of 13% compared to RUB 739 million for the same period in the prior year. QIWI Distribution net revenue growth was primarily driven by an increase in payment volume in active kiosks and terminals.

Visa QIWI Wallet net revenue for the quarter ended September 30, 2013 was RUB 764 million ($23.6 million), an increase of 134% compared to RUB 326 million for the same period in the prior year. Visa QIWI Wallet net revenue growth was primarily driven by: (i) an increase in active accounts and payments volumes; (ii) an increase in net revenue yield; and (iii) an increase in revenue from fees for inactive accounts, which amounted to RUB 134 million ($4.2 million) and constituted approximately 18% of Visa QIWI Wallet net revenue in the quarter. The corresponding amount in the third quarter of 2012 was RUB 38.5 million ($1.2 million). Visa QIWI Wallet net revenue, excluding revenue from fees for inactive accounts, increased 120% compared to the same period in the prior year.

Adjusted EBITDA: For the quarter ended September 30, 2013, Adjusted EBITDA was RUB 793 million ($24.5 million), an increase of 46% compared to RUB 542 million in the same period in the prior year. The increase in Adjusted EBITDA was primarily driven by revenue growth and continued operating leverage in the business, partially offset by additional overhead expenses in the quarter ended September 30, 2013 mainly driven by our move to a new office building. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of total Adjusted Net Revenue) was 48.9% compared to 49.9 % in the same period in 2012 Adjusted EBITDA excluding the effect of revenue derived from inactive accounts was RUB 659 million, an increase of 31% as compared to the same period in 2012. Adjusted EBITDA margin, excluding the effect of revenue derived from inactive accounts, was 44.3% compared to 48.1% in the same period in the prior year. The decline in adjusted EBITDA margin excluding the effect of revenue derived from inactive accounts primarily resulted from the additional overhead expenses in the quarter ended September 30, 2013 related to the move to a new office building, which decreased the adjusted EBITDA margin by approximately 330 bps. These additional overhead expenses are non-recurring and will not affect the profitability of our operations in the future.

Adjusted Net Profit: For the quarter ended September 30, 2013, Adjusted net profit was RUB 605 million ($18.7 million), an increase of 56% compared to RUB 389 million in the same period in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA. Adjusted Net Profit excluding the effect of revenue derived from inactive accounts (net of tax) increased 39% compared to the same period in the prior year.

Other Operating Data: For the quarter ended September 30, 2013, QIWI Distribution payment volume was RUB 133.3 billion ($4.1 billion), an increase of 12% compared to RUB 118.7 billion for the same period in the prior year. The increase in payment volume in QIWI Distribution was primarily driven by an increase in Visa QIWI Wallet users reloading their wallets through the QIWI Distribution network. Average QIWI Distribution net revenue yield was 0.63% compared to 0.62% in the same period in the prior year.

For the quarter ended September 30, 2013, Visa QIWI Wallet payment volume was RUB 64.1 billion ($2.0 billion), an increase of 63% as compared to RUB 39.4 billion in the same period in the prior year. The increase in Visa QIWI Wallet payment volume resulted primarily from an increase in the number of active accounts. The number of active Visa QIWI Wallet accounts was approximately 15.0 million (on a rolling 12 months basis), an increase of 53% compared to approximately 9.8 million in the same period in the prior year. Average volume per Visa QIWI Wallet was RUB 4,280 ($132), an increase of 6% compared to RUB 4,023 ($124) in the same period in the prior year. Average Visa QIWI Wallet net revenue yield was 1.19%, representing an increase of 36 bps compared to 0.83% in the same period in the prior year. The increase in Visa QIWI Wallet net revenue yield was primarily driven by increased payment volumes associated with higher revenue generating transactions such as e-commerce, and higher revenue from fees for inactive accounts which contributed an additional 21 bps to net revenue yield in the third quarter of 2013. Visa QIWI Wallet net revenue yield, excluding revenue from fees for inactive accounts, was 0.98% in the third quarter of 2013 representing an increase of 25 bps compared to 0.73% in the same period in the prior year. QIWI expects that the revenue derived from charges for inactive accounts will not affect Visa QIWI Wallet net revenue yield to such a significant extent going forward.

Recent Developments

Dividend: QIWI announces that following the determination of third quarter 2013 financial results its Board of Directors approved a dividend of $16,678,014.08 or 32 cents per share. The dividend record date is November 29, 2013, and QIWI intends to pay the dividend on December 3, 2013. The holders of ADSs will receive the dividend shortly thereafter.

Dividend policy: QIWI announced today that its Board of Directors approved the following declaration of intent with respect to future dividends:

QIWI intends to distribute all excess cash to its shareholders in the form of annual dividend. Excess cash is defined as adjusted net profit for a year less an amount management deems necessary for near term corporate action or other business needs including but not limited to M&A activities and capital expenditures. The Board of Directors reserves the right to distribute the dividend on a quarterly basis as it deems necessary. This statement is a general declaration of intention and the actual declaration of dividends will require corporate action at the relevant time on which a decision will be taken by the Board of Directors of QIWI and/or the general meeting of its shareholders, as the case may be, depending on the precise circumstances that prevail at the time, and shareholders and/or potential investors should not treat this statement as an obligation or similar undertaking by QIWI that dividends shall be declared as set out herein.

2013 Guidance

•	Adjusted Net Revenue is expected to increase by 42% to 45% over 2012, above the previous guidance of 27% to 30%.

•	Adjusted Net Profit is expected to increase by 50% to 55% over 2012, above the previous guidance of 35% to 40%.

This guidance reflects QIWI’s current and preliminary view, which is subject to change.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss third quarter 2013 financial results today at 8:30 a.m. EDT. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available today at 11:30 a.m. EDT and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 13572697. The replay will be available until Tuesday, November 26, 2013. The call will be webcast live from QIWI’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed approximately 15 million virtual wallets, over 167,000 kiosks and terminals, and enabled merchants to accept over RUB 47 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected revenue, net profits and net revenue yield, dividend payments, the growth of Visa QIWI Wallet, payment volume growth, and growth in QIWI’s distribution network. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow Visa QIWI Wallet, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Registration Statement on Form F-1 and in reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy

Head of Investor Relations

+7.499.709.0192

ir@qiwi.com

QIWI plc.

Interim Condensed Consolidated Statement of Financial Position

(in thousands, except per share data)

	As of December 31,	As of September 30,	As of September 30,
	2012 (audited)	2013 (unaudited)	2013 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	105,653	265,266	8,201
Goodwill and other intangible assets	1,975,930	1,947,447	60,209
Long-term debt instruments	616,473	765,607	23,670
Long-term loans	185,384	89,620	2,771
Investments in associates	100,436	—	—
Deferred tax assets	101,805	183,944	5,687
Other non-current assets	16,377	36,277	1,122

Total non-current assets	3,102,058	3,288,161	101,659

Current assets
Trade and other receivables	3,437,671	1,932,648	59,751
Short-term loans	324,086	198,971	6,152
Short-term debt instruments	1,751,119	1,721,136	53,212
Prepaid income tax	37,835	43,634	1,349
VAT and other taxes receivable	19,511	26,980	834
Cash and cash equivalents	9,943,160	5,810,393	179,638
Other current assets	93,334	136,623	4,224

Total current assets	15,606,716	9,870,385	305,160

Total assets	18,708,774	13,158,546	406,819

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	904	906	28
Additional paid-in capital	1,876,104	1,903,804	58,859
Other reserve	101,124	224,379	6,937
Retained earnings	569,317	613,302	18,961
Translation reserve	705	(4,525)	(140)

Total equity attributable to equity holders of the parent	2,548,154	2,737,866	84,646
Non-controlling interest	(49,311)	(83,406)	(2,579)

Total equity	2,498,843	2,654,460	82,067

Non-current liabilities
Long-term borrowings	38,762	40,718	1,259
Long-term deferred revenue	43,605	37,650	1,164
Deferred tax liabilities	44,065	53,410	1,651
Long-term accounts payable	—	31,902	986

Total non-current liabilities	126,432	163,680	5,060

Current liabilities
Short-term borrowings	26,105	53,495	1,654
Trade and other payables	14,934,194	9,262,675	286,371
Amounts due to customers and amounts due to banks	944,549	824,110	25,479
Income tax payable	9,558	44,362	1,372
VAT and other taxes payable	138,742	130,663	4,040
Deferred revenue	30,048	24,912	770
Other current liabilities	303	189	6

Total current liabilities	16,083,499	10,340,406	319,691

Total equity and liabilities	18,708,774	13,158,546	406,819

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.3451 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2013.

QIWI plc.

Interim Condensed Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Three months ended (unaudited)
	September 30, 2012	September 30, 2013	September 30, 2013
	RUB	RUB	USD(1)
Revenue	2,292,634	2,975,243	91,985
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	1,367,688	1,559,879	48,226
Selling, general and administrative expenses	413,052	684,349	21,158
Depreciation and amortization	24,205	28,109	869
Goodwill impairment	—	5,477	169

Profit from operations	487,689	697,429	21,562

Loss from disposal of subsidiaries	(1,027)	—	—
Impairment of investment in associates	—	—	—
Other income	1,004	2,774	86
Other expenses	(1,474)	(11,870)	(367)
Change in fair value of derivative financial assets	—	—	—
Foreign exchange gain / (loss), net	(15,070)	(2,831)	(88)
Share of loss of associates	(14,140)	—	—
Interest income	8,951	4,840	150
Interest expense	(2,057)	(7,518)	(232)

Profit before tax from continuing operations	463,876	682,824	21,111
Income tax expense	(107,764)	(149,533)	(4,623)

Net profit from continuing operations	356,112	533,291	16,488

Discontinued operations
Loss from discontinued operations	45,520	—	—

Net profit	401,632	533,291	16,488

Attributable to:
Equity holders of the parent	418,138	542,771	16,781
Non-controlling interests	(16,506)	(9,480)	(293)
Other comprehensive income
Exchange differences on translation of foreign operations	828	(3,370)	(104)

Total comprehensive income, net of tax	402,460	529,921	16,383

attributable to:
Equity holders of the parent	418,463	539,045	16,665
Non-controlling interests	(16,003)	(9,124)	(282)
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	8.04	10.43	0.32
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	6.95	10.43	0.32
Diluted, profit attributable to ordinary equity holders of the parent	8.04	10.27	0.32
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	6.94	10.27	0.32

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.3451 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2013.

QIWI plc.

Interim Condensed Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Nine months ended (unaudited)
	September 30, 2012	September 30, 2013	September 30, 2013
	RUB	RUB	USD(1)
Revenue	6,319,209	8,387,401	259,311
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	3,941,441	4,563,350	141,084
Selling, general and administrative expenses	1,179,395	1,828,545	56,533
Depreciation and amortization	97,477	81,054	2,506
Goodwill impairment	—	5,477	169

Profit from operations	1,100,896	1,908,975	59,019

Loss from disposal of subsidiaries	(1,027)	—	—
Impairment of investment in associates	—	(21,540)	(666)
Other income	4,568	16,697	516
Other expenses	(28,762)	(17,791)	(550)
Change in fair value of derivative financial assets	(328)	—	—
Foreign exchange gain / (loss), net	(8,490)	4,002	124
Share of loss of associates	(21,636)	(78,896)	(2,439)
Interest income	22,040	13,374	413
Interest expense	(4,119)	(19,379)	(599)

Profit before tax from continuing operations	1,063,142	1,805,442	55,818
Income tax expense	(279,382)	(465,096)	(14,379)

Net profit from continuing operations	783,760	1,340,346	41,439

Discontinued operations
Loss from discontinued operations	(240,363)	—	—

Net profit	543,397	1,340,346	41,439

Attributable to:
Equity holders of the parent	634,210	1,368,183	42,300
Non-controlling interests	(90,813)	(27,837)	(861)
Other comprehensive income
Exchange differences on translation of foreign operations	1,140	(9,380)	(290)

Total comprehensive income, net of tax	544,537	1,330,966	41,149

attributable to:
Equity holders of the parent	635,004	1,362,953	42,138
Non-controlling interests	(90,467)	(31,987)	(989)
Earnings per share:
Basic, profit attributable to ordinary epuity holders of the parent	12.20	26.30	0.81
Basic, profit from continuing operations attributable to ordinary epuity holders of the parent	15.42	26.30	0.81
Diluted, profit attributable to ordinary epuity holders of the parent	12.20	26.19	0.81
Diluted, profit from continuing operations attributable to ordinary epuity holders of the parent	15.42	26.19	0.81

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.3451 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2013.

QIWI plc.

Interim Condensed Consolidated Cash Flow Statement

(in thousands, except per share data)

	Nine months ended (unaudited)
	September 30, 2012	September 30, 2013	September 30, 2013
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax from continuing operations	1,063,142	1,805,442	55,818
Loss before tax from discontinued operations	(233,535)	—	—
Profit before tax	829,607	1,805,442	55,818

Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization	105,527	81,054	2,506
Loss on disposal of property and equipment	354	4,069	126
Impairment of associates	—	21,540	666
Impairment of Goodwill	—	5,477	169
Loss recognized on the remeasurement to fair value	167,333	—	—
Foreign exchange loss (gain), net	11,941	4,002	124
Interest income, net	(157,030)	(268,207)	(8,292)
Bad debt expense, net	110,264	211,407	6,536
Share of loss of associates	25,392	78,896	2,439
Gain from disposal of subsidiaries	(45,519)	—
Share of profit for the period attributable to non-controlling interest and accounted for as a liability	24,298	—	—
Share-based payments	—	145,763	4,507
Other	8,011	1,364	42

Operating profit before changes in working capital	1,080,178	2,090,807	64,641

Decrease in trade and other receivables	226,208	1,324,662	40,954
Increase in other assets	(9,759)	(64,551)	(1,996)
Decrease in amounts due to customers and amounts due to banks	(781,335)	(120,439)	(3,724)
Decrease in accounts payable and accruals	(3,074,865)	(5,743,157)	(177,559)
Loans (issued) / settled from banking operations	(315,838)	200,750	6,207

Cash used in operations	(2,875,411)	(2,311,928)	(71,477)

Interest received	123,293	408,945	12,643
Interest paid	(4,043)	(16,368)	(506)
Income tax paid	(234,305)	(508,885)	(15,733)

Net cash flow used in operating activities	(2,990,466)	(2,428,236)	(75,073)

Cash flows used in investing activities
Purchase of property and equipment	(27,177)	(122,550)	(3,789)
Proceeds from sale of property and equipment	3,962	1,684	52
Purchase of intangible assets	(31,295)	(13,400)	(414)
Loans issued	(16,573)	(20,859)	(645)
Repayment of loans issued	20,322	9,421	291
Purchase of debt instruments	(1,155,417)	(1,901,004)	(58,773)
Proceeds from settlement of debt instruments	289,501	1,654,016	51,137
Contribution to investments to associates	(92,916)	—	—
Net cash (outflow) on disposal of subsidiaries	(44,441)	—	—

Net cash flow used in investing activities	(1,054,034)	(392,692)	(12,141)

Cash flows used in/from financing activities
Proceeds from borrowings	33,196	20,426	632
Repayment of promissory notes issued	(16,297)	—	—
Repayment of borrowings	(3,952)	(265)	(8)
Repayment of overdraft facilities, net	(47,118)	—	—
Contributions to subsidiaries from non-controlling shareholders	9,654	—	—
Dividends paid to owners of the Group	(612,917)	(1,327,836)	(41,052)
Dividends paid to non-controlling shareholders	(910)	(2,098)	(65)
Underwriters’ commission	—	72,835	2,252
Distribution of underwriters’ commission	—	(67,643)	(2,091)

Net cash flow used in financing activities	(638,344)	(1,304,581)	(40,333)

Effect of exchange rate changes on cash and cash equivalents	3,188	(7,258)	(224)

Net decrease in cash and cash equivalents	(4,679,656)	(4,132,767)	(127,771)

Cash and cash equivalents at the beginning	8,810,441	9,943,160	307,409

Cash and cash equivalents at the end	4,130,785	5,810,393	179,638

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.3451 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2013.

Non-IFRS Financial Measures

This release presents Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Adjusted Net Revenue, net profit, in the case of Adjusted EBITDA and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Adjusted Net Revenue, and net profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in thousands, except per share data)

	Three months ended
	September 30, 2012	September 30, 2013	September 30, 2013
	RUB	RUB	USD(1)
Revenue	2,292,634	2,975,243	91,985
Minus: Cost of revenue (exclusive of depreciation and amortization)	1,367,688	1,559,879	48,226
Plus: Compensation to employees and related taxes	160, 865	207,015	6,400

Adjusted Net Revenue	1,085,811	1,622,379	50,159

Segment Adjusted Net Revenue	—	—
Qiwi Distribution	738,786	835,433	25,829
Visa Qiwi Wallet	326,092	764,469	23,635
Other	20,933	22,477	695

Total Adjusted Net Revenue	1,085,811	1,622,379	50,159

Net Profit	401,632	533,291	16,488
Plus:
Depreciation and amortization	24,205	28,109	869
Other income	(1,004)	(2,774)	(86)
Other expenses	1,474	11,870	367
Change in fair value of derivative financial assets	—	—	—
Foreign exchange (loss) gain, net	15,070	2,831	88
Share of loss of associates	14,140	—	—
Loss from disposal of subsidiaries	1,027	—	—
Impairment of investment in associates	—	—	—
Interest income	(8,951)	(4,840)	(150)
Interest expenses	2,057	7,518	232
Income tax expenses	107,764	149,533	4,623
Corporate costs allocated to discontinued operations	4,035	—	—
Offering expenses	26,047	32,418	1,002
Share-based payments expenses	—	29,722	919
Loss from discontinued operations	(45,520)	—	—
Goodwill impairment	—	5,477	169

Adjusted EBITDA	541,976	793,155	24,522

Adjusted EBITDA margin	49.9%	48.9%	48.9%
Net profit	401,632	533,291	16,488
Loss from discontinued operations	(45,520)	—	—
Goodwill impairment	—	5,477	169
Corporate costs allocated to discontinued operations	4,035	—	—
Amortization of fair value adjustments	4,471	5,389	167
Offering expenses	26, 047	32,418	1,002
Share-based payments expenses	—	29,722	919
Effect of deferred taxation of the above items	(1,701)	(1,057)	(33)

Adjusted Net Profit	388,964	605,240	18,712

Adjusted Net Profit per share:
Basic	7.48	11.63	0.36
Diluted	7.48	11.45	0.35
Shares used in computing Adjusted Net Profit per share
Basic	52,000	52,044	52,044
Diluted	52,000	52,864	52,864

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.3451 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2013.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in thousands, except per share data)

	Nine months ended
	September 30, 2012	September 30, 2013	September 30, 2013
	RUB	RUB	USD(1)
Revenue	6,319,209	8,387,401	259,311
Minus: Cost of revenue (exclusive of depreciation and amortization)	3,941,441	4,563,350	141,084
Plus: Compensation to employees and related taxes	530,170	643,233	19,887

Adjusted Net Revenue	2,907,938	4,467,284	138,114

Segment Adjusted Net Revenue
Qiwi Distribution	1,999,688	2,375,233	73,434
Visa Qiwi Wallet	828,001	2,024,684	62,597
Other	80,249	67,367	2,083

Total Adjusted Net Revenue	2,907,938	4,467,284	138,114

Net Profit	543,397	1,340,346	41,439
Plus:
Depreciation and amortization	97,477	81,054	2,506
Other income	(4,568)	(16,697)	(516)
Other expenses	28,762	17,791	550
Change in fair value of derivative financial assets	328	—	—
Foreign exchange (loss) gain, net	8,490	(4,002)	(124)
Share of loss of associates	21,636	78,896	2,439
Loss from disposal of subsidiaries	1,027	—	—
Impairment of investment in associates	—	21,540	666
Interest income	(22,040)	(13,374)	(413)
Interest expenses	4,119	19,379	599
Income tax expenses	279,382	465,096	14,379
Corporate costs allocated to discontinued operations	61,274	—	—
Offering expenses	26,047	102,777	3,178
Share-based payments expenses	—	145,763	4,507
Loss from discontinued operations	240,363	—	—
Goodwill impairment	—	5,477	169

Adjusted EBITDA	1,285,694	2,244,046	69,378

Adjusted EBITDA margin	44.2%	50.2%	50.2%
Net profit	543,397	1,340,346	41,439
Loss from discontinued operations	240,363	—	—
Goodwill impairment	—	5,477	169
Corporate costs allocated to discontinued operations	61,274	—	—
Amortization of fair value adjustments	28,451	16,316	504
Offering expenses	26,047	102,777	3,178
Share-based payments expenses	—	145,763	4,507
Effect of deferred taxation of the above items	(17,945)	(3,242)	(100)

Adjusted Net Profit	881,587	1,607,437	49,697

Adjusted Net Profit per share:
Basic	16.95	30.90	0.96
Diluted	16.95	30.77	0.95
Shares used in computing Adjusted Net Profit per share
Basic	52,000	52,015	52,015
Diluted	52,000	52,241	52,241

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.3451 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2013.

QIWI plc.

Other Operating Data

	Quarters Ended
	September 30, 2012	September 30, 2013	September 30, 2013
	RUB	RUB	USD(1)
Qiwi Distribution
Active kiosks and terminals (units)	168,450	167,112	167,112
Payment volume (billions)	118.7	133.3	4.1
Average net revenue yield	0.62%	0.63%	0.63%
Visa Qiwi Wallet
Active Qiwi Wallet accounts (number at period end), (millions)	9.8	15.0	15.0
Payment volume (billions)	39.4	64.1	2.0
Average volume per Qiwi Wallet account (per quarter)	4,023	4,280	132
Average net revenue yield	0.83%	1.19%	1.19%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 32.3451 to U.S.$ 1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2013.

In this release, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 32.3451 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2013.